.

WESTPORT INNOVATIONS INC.
MANAGEMENT INFORMATION CIRCULAR
ANNUAL MEETING OF SHAREHOLDERS
June 28, 2016

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia V6P 6G2
Canada
T +1 604-718-2000
F +1 604-718-2001
www.westport.com

Effective Date: May 19, 2016

TABLE OF CONTENTS

LIST OF FIGURES

Chief Executive Officer Total Compensation	27
Named Executive Officer Total Compensation	27
Performance Graph	32
Performance of Participants in the Natural Gas Vehicle Industry	33
LIST OF TABLES

Board Meeting and Audit Committee Attendance	16
Committee Composition	19
Committee Meeting Frequency	19
Compensation Plans Using Common Shares	34
Director Awards: Vested/Earned Values	17
Director Compensation Summary	17
Management Incentive Plan Share-Based Awards	30
NEO Attained Pay Versus Granted Pay	28
NEO Summary Compensation	29
NEO Incentive Plan Awards: Value Vested/Earned	30
Performance Table	33
Termination of Employment Following Change in Control	32
Termination of Employment Without Cause	32

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on Tuesday, June 28, 2016
To the Shareholders of Westport Innovations Inc.
Notice is hereby given that the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Innovations Inc. ("Westport") will be held at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia on Tuesday, June 28, 2016 at 10:00 a.m. (Pacific time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited consolidated financial statements of Westport for the year ended December 31, 2015, together with the auditors' report on those statements;

2.	the election of directors of Westport for the next year;

3.	the appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration; and

4.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.
Shareholders are referred to the accompanying management information circular dated May 19, 2016 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.
Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") as Shareholders of Westport on May 19, 2016 ("Registered Shareholders") may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on May 19, 2016 ("Beneficial Shareholders") who wish to attend the Meeting and vote should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or the broker's agent), well in advance of the Meeting. Registered and Beneficial Shareholders who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy. A person appointed as proxyholder does not need to be a shareholder of Westport. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.
For Registered Shareholders, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the internet as described in the accompanying Proxy. For Beneficial Shareholders, the instrument of proxy provided by your broker (or the broker's agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can either call Broadridge's toll-free telephone line to vote, or access Broadridge's dedicated voting website at www.proxyvote.com.
Only persons registered as holders of Common Shares on the records of Westport as of the close of business on May 19, 2016, are entitled to receive notice of the Meeting.
Dated as of the 19th day of May, 2016.
By the order of the Board of Directors
Ashoka Achuthan
Chief Financial Officer

WESTPORT INNOVATIONS INC. 2015 MANAGEMENT INFORMATION CIRCULAR » 3

SECTION 1: VOTING

SECTION 1: VOTING
SOLICITATION OF PROXIES
This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Innovations Inc. ("Westport" or the "Corporation") of proxies to be used at the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport. This Meeting is to be held at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, on Tuesday, June 28, 2016 at 10:00 a.m. (Pacific time) for the purposes set forth in the accompanying notice of Meeting (the "Notice"). Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them. The costs of the solicitation of proxies will be borne by Westport.
Appointment of Proxyholders and Revocation of Proxies
An instrument of proxy (the "Proxy") accompanies this Circular. The persons named in the Proxy are an officer of Westport and Westport's external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.
A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation. The document must be deposited either:

i.
at the registered office of Westport (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or

ii.	with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.
In addition, a Proxy or Alternative Form of Proxy may be revoked:

i.
by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or

ii.	in any other manner permitted by law.
Exercise of Discretion by Proxyholders
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them. In the absence of such specification, the proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; and (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the "Board of Directors" or the "Board"), as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.
Signing of Proxy
A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity

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SECTION 1: VOTING » SOLICITATION OF PROXIES

(following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).
COMMUNICATION PROCESS FOR PROXY-RELATED MATERIALS
Westport uses the notice-and-access process as its method of communication with beneficial shareholders for shareholder voting and proxy-related materials.
Notwithstanding the notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport to deliver a written copy of the annual financial statements to registered shareholders unless such registered shareholders provide Westport with written consent to electronic delivery.
Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial Shareholders (both objecting and non-objecting). Computershare, Westport's transfer agent, is the approved intermediary for mailing proxy related materials to registered shareholders.
The notice-and-access method is consistent with Westport's sustainability objectives to reduce environmental impact and allows Westport to significantly reduce costs associated with printing and mail delivery.
VOTING OF COMMON SHARES
General
As at May 19, 2016, there were 64,545,194 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only persons registered as Shareholders on the share register maintained by Computershare ("Registered Shareholders") as of the close of business on May 19, 2016 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare, ("Beneficial Shareholders") are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares"

immediately below for details regarding how they may exercise their voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.
Advice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the share register maintained by Computershare as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the share register maintained by Computershare. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.
Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares

WESTPORT INNOVATIONS INC. 2015 MANAGEMENT INFORMATION CIRCULAR » 5

SECTION 1: VOTING » VOTING OF COMMON SHARES

are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent) well in advance of the Meeting.
Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are being sent to registered and, through use of the notice-and-access process, non-registered owners of Common Shares. Non-registered owners of Common Shares will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").
Westport's OBOs can expect to receive their materials related to the meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.
Principal Holders of Common Shares
As at May 19, 2016, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendents Trust, beneficially owns, or controls or directs, directly or indirectly, 10,151,461 common shares, representing approximately 15.8% of the issued and outstanding Common Shares.
To the knowledge of the directors and executive officers of Westport, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
MATTERS TO BE ACTED UPON

1.	Receipt of 2015 Financial Statements
Westport's financial statements for the fiscal year ended December 31, 2015 have been forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the ABCA being met with the advance circulation of such financial statements. If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

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SECTION 1: VOTING » MATTERS TO BE ACTED UPON » ELECTION OF DIRECTORS

2.	Election of Directors
In 2015, Westport elected ten directors. The Board of Directors has fixed the number of directors to be nominated at the Meeting for 2016 at nine. Each director will be elected individually and not as a slate. All of the current nominees, with the exception of Mr. Yu and Mr. Nunn were elected as directors by the Shareholders at the annual and special meeting of Shareholders on April 30, 2015. Mr. Yu joined the Westport Board of Directors effective January 11, 2016 and Mr. Nunn joined the board of Directors effective March 17, 2016. Mr. Yu is a nominee of Cartesian Capital Group ("Cartesian") who has been nominated as a director pursuant to an Investment Agreement between Westport and Cartesian dated January 11, 2016, as amended. Mr. Nunn is a nominee of Mr. Kevin Douglas pursuant to the terms of a nomination agreement between Westport and certain entities affiliated with Mr. Douglas dated March 17, 2016. All of the proposed nominees are currently directors of the Corporation and have agreed to serve as directors if elected, subject to any board changes required in connection with the completion of the previously announced merger (the "Merger") with Fuel Systems Solutions, Inc ("Fuel Systems"). See "Anticipated Changes as a Result of the Pending Merger" within Section 2 for further details. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected, unless his or her office is vacated earlier in accordance with the by-laws of Westport or applicable law.
Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the election, as directors of Westport, of the nominees whose names are set forth in this Circular in Section 2: Board of Directors.
MAJORITY VOTING POLICY
The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall immediately submit his or her resignation to the Chairman of the Board of Directors who will provide notice of such resignation to the Nominating and Corporate Governance ("NCG") Committee of the Board of Directors for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport announcing the Board of Director's determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.
Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

3.	Appointment of Auditors
The firm KPMG LLP was nominated and subsequently elected and appointed as the auditor of the Corporation effective September 30, 2015.
Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, British Columbia, as the auditor of the Corporation to hold office for the ensuing year at remuneration to be fixed by the Board of Directors.
Approval Requirements
In order to be effective, the foregoing resolution must be approved by a majority of the votes cast by Shareholders, present in person or by proxy, at the Meeting.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as otherwise set forth herein, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, any executive officer or anyone who has held office as such since January 1, 2015, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting other than the election of directors.

WESTPORT INNOVATIONS INC. 2015 MANAGEMENT INFORMATION CIRCULAR » 7

SECTION 1: VOTING » CURRENCY AND NOMENCLATURE IN THIS MANAGEMENT INFORMATION CIRCULAR

CURRENCY AND NOMENCLATURE IN THIS MANAGEMENT INFORMATION CIRCULAR
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars.
Unless otherwise stated, references to "we", "us", "our", "Westport" or the "Corporation" are to Westport Innovations Inc. and all of its wholly-owned and majority-owned subsidiaries and consolidated joint ventures.

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SECTION 2: BOARD OF DIRECTORS

SECTION 2: BOARD OF DIRECTORS
NOMINATION OF DIRECTORS
To identify new candidates for nomination to the Board of Directors, the Board of Directors has appointed an NCG Committee whose responsibilities are described below under the heading "Nominating and Corporate Governance Committee".
Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport and the ability to devote the time required and a willingness to serve as a director.
Westport has not established strict term limits for members of its Board of Directors; however Westport is, and has historically been, committed to renewing, on a measured basis, the Board of Directors. A review and assessment of Westport's Board of Directors is conducted annually and Westport periodically reviews and rotates both Board Chair and committee Chair succession in an effort to ensure a diversity of views.
NOMINEES FOR ELECTION TO THE BOARD
The following tables and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport and the number of securities of Westport owned by them or over which they exercised control or direction as at the Record Date.

DR. WARREN J. BAKER (1)(2)	DIRECTOR
Citizenship: U.S.
Dr. Warren J. Baker (77), a US citizen, of Avila Beach, California, USA, joined the Board of Directors in September of 2002.  He is currently Chairman of the Board, Chair of the Nominating & Corporate Governance Committee and member of the Human Resources and Compensation Committee. Helping drive Westport's innovation and technology path, Dr. Baker has led a distinguished career in science and technology including as a member of the US National Science Board appointed by President Reagan, serving from 1985 to 1994; including as Chair of the Programs and Plans Committee and the Polar Research Committee. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California, having served as President from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a former Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, a former member of the California Council for Environmental and Economic Balance and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and Human Resources and Compensation Committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is recent past Chair of the Board of Governors of the US/Mexico Foundation for Science (FUMEC).

Resides in: Avila Beach, California, USA
Director since: September 2002
Common Shares:
58,331
Options:
4,285
Principal Occupation for Last 5 years: Retired from California Polytechnic State University since 2010. President, California Polytechnic State University (1979-2010)

WESTPORT INNOVATIONS INC. 2015 MANAGEMENT INFORMATION CIRCULAR » 9

SECTION 2: BOARD OF DIRECTORS » NOMINEES FOR ELECTION TO THE BOARD

JOSEPH P. CARON (1)	DIRECTOR
Citizenship: Canadian
Joseph P. Caron (68), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in August 2014 and is currently a member of the Human Resources and Compensation Committee. Mr. Caron provides an international business and government perspective with a career including as Canadian Ambassador to the People's Republic of China (2001-2005), Canadian Ambassador to Japan (2005-2008) and High Commissioner to India (2008-2010). With operations on five continents and 10 countries, Mr. Caron's experience is a great addition. Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded an Honorary Doctorate from Meiji Gakuin University in Tokyo and has also been named a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as a Honorary Fellow of the Institute of Asian Research of the University of British Columbia. Mr. Caron is a Board member of Manulife Financial Corporation and Vancouver International Airport. Mr. Caron was also Strategic Advisor, Asia Pacific at Heenan Blaikie LLP. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.

Resides in: West Vancouver, British Columbia, Canada
Director since: August 2014
Common Shares:
10,211
Share Units:
11,899
Principal Occupation for Last 5 years:
President, Joseph Caron Inc., a consulting firm Mr. Caron established in 2010. Held various positions related to Asian and international economic affairs for the Canadian Government including High Commissioner to India (2008 to 2010)

DAVID R. DEMERS (1)(3)	CHIEF EXECUTIVE OFFICER AND DIRECTOR
Citizenship: Canadian
David R. Demers (60), a Canadian citizen, of Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board of Directors since the Corporation was formed in March of 1995. Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport's technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is currently a member of the board of directors of Primero Mining Corp. (NYSE:PPP) and ECRI, a private software company, as well as several Westport subsidiaries and ventures in which Westport has an equity interest.

Resides in: Vancouver, British Columbia, Canada
Director since: March 1995
Common Shares:
129,332
Share Units:
2,109,270
Principal Occupation for Last 5 years: Chief Executive Officer of Westport since March 1995

BRENDA J. EPRILE (1)	DIRECTOR
Citizenship: Canadian
Brenda J. Eprile (62), a Canadian citizen of North York, Ontario, Canada was appointed to Westport's Board of Directors in October of 2013 and brings extensive financial experience and acumen. Ms. Eprile is Chair of the Audit Committee, a member of the Human Resources and Compensation Committee and a member of the Nominating and Corporate Governance Committee. Ms. Eprile's familiarity with Westport as a former Advisory Board member and her deep understanding of public companies is valuable to Westport as it continues to grow and business evolves. Ms. Eprile is the owner and principal at Eprile & Company Inc., a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is a director of several other organizations including Home Capital Group, a TSX listed company. She is the past Chair of the Board of Canada's National Ballet School.

Resides in: North York, Ontario, Canada
Director since: October 2013
Common Shares:
9,200
Share Units:
17,379
Principal Occupation for Last 5 years: Managing Director at Eprile & Company since 2012; Senior Partner at PricewaterhouseCoopers LLP (2000 to 2012)

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SECTION 2: BOARD OF DIRECTORS » NOMINEES FOR ELECTION TO THE BOARD

PHILIP B. HODGE (1)	DIRECTOR
Citizenship: Canadian
Philip B. Hodge (50), a Canadian citizen, of Calgary, Alberta, Canada has been a member of the Board of Directors since June of 2012 and is member of the Nominating and Corporate Governance Committee. Mr. Hodge has returned to Westport as a director after working at Westport as Vice-President and General Counsel from 2000 to 2006. Mr. Hodge demonstrated strong leadership at Westport through developing and managing strategic partnerships with various industry partners, and acted in a key role in the Cummins Westport and Weichai Westport joint venture formation. Mr. Hodge's diverse background in finance and law, combined with his experience in the oil and natural gas industry is an asset to Westport's Board of Directors and its committees. Mr. Hodge has been President, Chief Executive Officer and a Director of Pine Cliff Energy Ltd., a Canadian oil and natural gas company listed on the Toronto Stock Exchange. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company's business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions department in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Resides in: Calgary, Alberta, Canada
Director since: June 2012
Common Shares:
20,594
Share Units:
17,379
Principal Occupation for Last 5 years:
President, Chief Executive Officer and Director of Pine Cliff Energy Ltd. since January 2012; Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration (2010 to 2011); Managing Director at Mackie Research Capital Corporate and J.F. Mackie & Co. (2006 to 2010)

DR. DEZSÖ J. HORVÁTH (1)(2)	DIRECTOR
Citizenship: Canadian
Dr. Dezsö J. Horváth (73), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board of Directors since September of 2001. Dr. Horváth is currently Chair of the Human Resources and Compensation Committee, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee. Dr. Horváth's rich history in strategy and academia brings the necessary process and attention to detail that helps turn the Board and management's vision into a reality. Dr. Horváth is an internationally renowned strategist and educator. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He is an Electrical Engineer and holds several degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (since 2009). He is also a director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009). As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007) and Fundaçäo Dom Cabral (FDC), Brazil (since 2009). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada. In 2012, he received the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.

Resides in: Toronto, Ontario, Canada
Director since: September 2001
Common Shares:
63,843
Share Units:
17,889
Options:
4,285
Principal Occupation for Last 5 years: Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University since 1977

GOTTFRIED (GUFF) MUENCH (1)	DIRECTOR
Citizenship: Canadian
Gottfried (Guff) Muench (64), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in July of 2010 and is currently a member of the Human Resources and Compensation Committee.  Mr. Muench has a strong history in the natural gas transport industry serving as the first President of Cummins Westport from 2001 to 2002. His career experience and success at Cummins, as one of the leading Cummins distributors, is of great assistance to Westport and the Board of Directors as the Corporation focuses its efforts on product commercialization. Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010 Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.

Resides in: West Vancouver, British Columbia, Canada
Director since: July 2010
Common Shares:
25,563
Share Units:
16,231
Principal Occupation for Last 5 years:
Retired from Cummins since 2010; previously held various senior positions within Cummins, including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company (1981–2010)

WESTPORT INNOVATIONS INC. 2015 MANAGEMENT INFORMATION CIRCULAR » 11

SECTION 2: BOARD OF DIRECTORS » NOMINEES FOR ELECTION TO THE BOARD

RODNEY T. NUNN (1)	DIRECTOR
Citizenship: Canadian
Rodney Nunn (72), a Canadian Citizen, joined the Board of Directors in March 2016. Mr. Nunn served as President and Chief Executive Officer of KSR International Co. from 1976 to 2011 and from November 2015 until present. KSR is an industry leader in the design, engineering and manufacture of an array of automotive products, including sensors, electronic throttle controls, steering system control modules, MOSFET power modules and adjustable & fixed pedals. KSR’s production facilities are strategically located globally on four continents. The company is a vertically integrated manufacturing company located near its customers to provide quick response, cost containment and local expertise. Executive and engineering offices are headquartered in Ridgetown, Ontario (Canada) and sales are in Southfield, Michigan (USA). Rod graduated from Technical College in England in 1963 with a U.E.I. and City of Guilds Certificate in Industrial Engineering.

Resides in: Chatham, Ontario
Director since: March 2016
Common Shares:
—
Share Units:
—
Principal Occupation for Last 5 years: President and Chief Executive Officer of KSR International Co.

PETER M. YU (1)	DIRECTOR
Citizenship: U.S.
Peter Yu (54), a U.S. citizen, joined the Board of Directors in January 2016 and is currently a member of the Audit Committee. Mr. Yu is Founder and Managing Partner of Cartesian Capital Group, a global private equity firm with more than $2.4 billion under management. Mr. Yu directs a team of twenty-five professionals on four continents, managing capital for leading institutional investors around the world. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. The author of numerous articles and monographs, he served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

Resides in:New York City, New York, USA
Director since: January 2016
Common Shares:
—
Share Units:
—
Principal Occupation for Last 5 years:Founder and Managing Partner of Cartesian Capital Group since 2006
NOTES:

1.
The number of Common Shares, Options and Units (as subsequently defined) beneficially owned or controlled are provided as at May 19, 2016. The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.

2.	The options held by this director nominee have an exercise price of 12.81 and have an expiration date of August 6, 2016. These options are currently out of the money and have a zero dollar value.

3.	Certain of such Units are subject to a performance factor and may result in the issuance of more (up to 150%) or less (down to 0%) Common Shares then represented by the number of Units.
Westport has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "Director Compensation".

ANTICIPATED CHANGES TO THE BOARD AS A RESULT OF THE PENDING MERGER WITH FUEL SYSTEMS SOLUTIONS
Pursuant to the merger agreement, as amended, with Fuel Systems originally dated September 1, 2015 (the "Merger Agreement"), Westport has agreed to take all necessary corporate actions to cause, concurrent with the closing of the merger (i) the name of Westport to be changed to "Westport Fuel Systems Inc.," and (ii) subject to certain conditions, the appointment to Westport's board of directors of a number of individuals proposed by Fuel Systems (the "Fuel Systems Designated Directors"), who will fill vacancies resulting from the resignation of an equivalent number of the nominated Westport directors. The rights of Fuel Systems to appoint the Fuel Systems Designated Directors and the timing, process and conditions of such appointments are contained in Amendment No. 1 to the Agreement and Plan of Merger among Westport and Fuel Systems, amongst others, dated March 6, 2016, a copy of which has been filed and is available on SEDAR at www.sedar.com.

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SECTION 2: BOARD OF DIRECTORS » ANTICIPATED CHANGES TO THE BOARD AS A RESULT OF THE PENDING MERGER WITH FUEL SYSTEMS SOLUTIONS

Assuming that the Merger is completed prior to the date of the Meeting it is expected that a number of the nominees proposed for election as directors at the Meeting in this Circular will withdraw their names from consideration as directors and in their place the Fuel Systems Designated Directors will be nominated. Additional details regarding any Fuel Systems Designated Directors and those nominee directors described herein who may have withdrawn their name from consideration in their place are expected to be provided in advance of the Meeting via press release when known.
Also pursuant to the Merger Agreement, from and after the closing of the Merger until the 2019 annual meeting of Westport shareholders, the size of Westport's Board of Directors will be fixed at nine directors and the Westport board will take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Westport to recommend that the Board of Directors nominate, the continuing Fuel Systems directors for election to the Westport Board at the 2016 annual meeting of shareholders of Westport, the 2017 annual meeting of shareholders of Westport and the 2018 annual meeting of shareholders of Westport. Notwithstanding the above, no continuing Fuel Systems director will be subject to re-nomination in accordance with the Merger Agreement in the event such continuing Fuel Systems director fails (i) to comply in all material respects with the governance guidelines and policies of Westport applicable to Westport directors during the fiscal year immediately preceding such Fuel Systems Designated Director's re-nomination (for that portion of the fiscal year for which such Fuel Systems Designated Director was a director of Westport) or (ii) to attend in-person or by phone at least seventy-five percent (75%) of the duly called meetings of the Westport board of directors for the Westport fiscal year immediately preceding such re-nomination (not taking into account any meetings called during any period in which such Fuel Systems Designated Director was not a director of Westport). Until the 2017 annual meeting of shareholders of Westport, in the event of death, resignation or removal for cause of a continuing Fuel Systems director, the remaining continuing Fuel Systems directors, in consultation with the Westport board, will appoint a replacement Fuel Systems Designated Director to fill the vacancy created by such death, resignation, removal or failure to serve subject to the approval of the Nominating and Governance Committee of Westport, not to be unreasonably withheld, conditioned or delayed).

MANDATE AND CHARTER OF THE BOARD OF DIRECTORS
In general terms, the Board of Directors is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its bylaws and applicable law, and together with executive management, pursuing the creation of long term shareholder value.
Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to:

i.	act honestly and in good faith with a view to the best interests of Westport; and

ii.	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board of Directors conducts its business under the guidance of the Westport Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this Circular. The Charter is reviewed every year and is updated in accordance with new regulation and new governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (the "Committees") and with the various position descriptions of the Board and executive management. All of these documents can be found on our website at westport.com/investors/corporate-governance.
Pursuant to the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long-term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions, including acquisitions or divestitures, and establishing and overseeing Westport's risk assessment and internal controls processes.
STRUCTURE & COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS
The NCG Committee has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of nine directors. The NCG Committee also has the responsibility to determine the optimum mix of

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SECTION 2: BOARD OF DIRECTORS » STRUCTURE & COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS

business skills, experience, and diversity of the members of the Board of Directors in order to effectively fulfill its mission. To that end, the NCG Committee annually reviews the composition of the Board of Directors and individual director contributions, as well as potential candidates for election as Westport directors, and recommends directors for election by Shareholders.
Directors are individually nominated and elected annually at Westport's Shareholder meetings. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director will immediately submit his or her resignation to the Board Chair in accordance with Westport’s Majority Voting Policy.
Duties of Directors
The fundamental responsibility of the directors is to promote the long-term best interests of Westport, rather than the interests of any individual shareholders, employees, creditors or other stakeholders, except in exceptional circumstances and with full transparency and disclosure.
All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and executive management and, although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities:

•	He or she will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.

•
Together with the CEO, he or she will represent the Board of Directors in discussions with third parties, including Westport shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.

•
The Board Chair works with the chair of each of the committees of the Board to build strong and effective Committees and develops and oversees an effective annual performance review process to improve Board of Directors' and Committees' performance.

•	He or she will often lead special projects or take on special assignments from the Board of Directors.

•
He or she is responsible for ensuring that the Board of Directors in fact operates independently from management and, for example, will ensure executive sessions of independent directors will be held at each meeting of the Board of Directors.

The Board Chair is elected annually by the independent directors following the annual shareholder meeting.
Board Independence and Effectiveness
Westport believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working culture of trust and collaboration must exist with executive management in order for Westport to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport and its Shareholders. To that end, the Board of Directors has adopted several organizational principles:

•
The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Demers, who is the Chief Executive Officer (the "CEO"), are considered to be independent within the meaning of National Policy 58-101 – Corporate Governance Disclosure and the listing rules of the NASDAQ Stock Market (the "NASDAQ").

•
The Board of Directors has formed three standing Committees and delegated specific responsibilities to each Committee. Each Committee will operate under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The Standing Committees are: the Audit Committee, the Human Resources and Compensation Committee (the "HRC Committee") and the NCG Committee.

•	The Audit Chair, the NCG Chair and the HRC Chair will only be held by independent directors and all members of these Committees will be independent directors.

•	At every Board meeting, time is set aside for discussion among the independent directors after management has been dismissed.

•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the directors.
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the CEO and

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SECTION 2: BOARD OF DIRECTORS » STRUCTURE & COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS

Board Chair, who will then bring recommendations to the full Board of Directors for approval. These functions include:

a.	revising the Charter from time to time;

b.	developing a position description for the Board Chair (and Lead Director, if the Board Chair is not an independent director) and the Chairs of each Committee; and

c.	developing a position description for the CEO, as well as indicators to measure the CEO's performance.
POSITION DESCRIPTIONS
Position Description for the Board Chair & Committee Chairs
The Board of Directors has established written descriptions of the positions of the Board Chair and a general position description for the chair of the Committees. A copy is posted and available on the Westport website at westport.com/company/investors/corporate-governance.
Position Description for Chief Executive Officer
The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on the Westport website at westport.com/company/investors/corporate-governance.
Orientation & Continuing Education
Westport's orientation program includes meetings with the Board Chair to better understand the role of the Board of Directors, its Committees and its directors, and with executive officers to understand the nature and operations of Westport's business. New members of the Board of Directors are also provided with copies of the Charter and charters of the Committees, the most recent strategic plan and other pertinent information. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport. Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

MEETINGS OF THE BOARD OF DIRECTORS
The Board of Directors meets as necessary during the year. Quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% resident Canadian directors.
The Board of Directors had thirteen meetings in Westport's 2015 fiscal year, six times in person and seven times by telephone conference call. At every meeting time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues.
The Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management's discussion and analysis ("MD&A") and related filings. The HRC Committee meets at least twice annually.
The following table reflects the attendance of each of the directors for the year ended December 31, 2015 for meetings of the Board of Directors and the Audit Committee.

BOARD MEETING AND AUDIT COMMITTEE ATTENDANCE
Name	Meetings In-Person	Meetings Telephonic(1)	Audit Committee(2)	In-Person Attendance Rate
John A. Beaulieu	3 of 3 = 100%	1 of 1 = 100%	-	100%
Warren J. Baker	6 of 6 = 100%	7 of 7 = 100%	-	100%
M.A (Jill Bodkin)	6 of 6 = 100%	7 of 7 = 100%	10 of 10 = 100%	100%
Joseph P. Caron	6 of 6 = 100%	6 of 7 = 86%	-	100%
David R. Demers	6 of 6 = 100%	7 of 7 = 100%	-	100%
Brenda J. Eprile	6 of 6 = 100%	7 of 7 = 100%	9 of 10 = 90%	100%
Philip B. Hodge	6 of 6 = 100%	6 of 7 = 86%	-	100%
Dezsö J. Horváth	6 of 6 = 100%	7 of 7 = 100%	8 of 10 = 80%	100%
Douglas R. King	6 of 6 = 100%	7 of 7 = 100%	10 of 10 = 100%	100%
Gottfried (Guff) Muench	6 of 6 = 100%	7 of 7 = 100%	-	100%
Douglas G. Pearce	4 of 4 = 100%	5 of 6 = 83%	-	100%
NOTES:

1.
Board telephonic meetings are typically for informational updates or for decisions that require immediate action, so advance scheduling may not allow every director to participate in all meetings. Directors are expected to attend scheduled in-person meetings.

2.	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.

WESTPORT INNOVATIONS INC. 2015 MANAGEMENT INFORMATION CIRCULAR » 15

SECTION 2: BOARD OF DIRECTORS » DIRECTOR COMPENSATION

DIRECTOR COMPENSATION
The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies.
In October 2014, Directors voluntarily agreed to waive 15% of their cash retainer for the fourth quarter of 2014, and calendar year 2015 and accept restricted share units ("RSUs") valued at CDN $6.65 per RSU for the balance. A special grant of RSUs was made as a result, which vested 50% on the date of grant and 50% one year from the date of grant. In addition, consistent with the decision to pull ahead the 2015 long-term incentive (“LTI”) grants to senior executives (as described further in Section 4 under the heading "Equity Compensation Plan Information") directors were also granted awards for the planned 2015 share-based award, which vested 50% on the date of grant and 50% one year from the date of grant.
As a result, in 2015, non-management directors were paid a base cash retainer of $46,750, with the Board Chair receiving a base cash retainer of $93,500.  Directors receive a fixed annual retainer for services rather than a fee per meeting. Members of the NCG Committee also receive an additional retainer of $7,500, while the Chair of the NCG Committee receives $15,000. Members of the HRC Committee and the Audit Committee receive an additional retainer of $8,500, while the Chair of the HRC Committee receives $15,000 and the Chair of the Audit Committee receives $20,000.
On April 30, 2015, Mr. Pearce joined the Board. Upon joining, Mr. Pearce was awarded an equity grant equivalent to C$150,000 of Units, which was in line with the October 2014 grants awarded to the other non-management directors. Mr. Pearce resigned from the Board on May 13, 2016.
Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings.
2015 Director Compensation Summary Table
The following table sets forth all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during the 2015 fiscal year, excluding Mr. Demers who was a NEO, as defined in Form 51-102F6 – Statement of Executive Compensation ("Form 51-102F6"), and receives no compensation for his service as a director.
No share options ("Options") are granted to directors and there is no other non-equity incentive program.

DIRECTOR COMPENSATION SUMMARY
(figures in U.S. dollars)	Fees Earned	Share-based Awards(1)	All Other	Total
John A. Beaulieu	94,490	0	n/a	94,490
Warren J. Baker	127,250	0	n/a	127,250
M.A (Jill Bodkin)	125,243	0	n/a	125,243
Joseph P. Caron	54,535	0	n/a	54,535
Brenda J. Eprile	67,805	0	n/a	67,805
Philip B. Hodge	64,568	0	n/a	64,568
Dezsö J. Horváth	61,769	0	n/a	61,769
Douglas R. King	73,289	0	n/a	73,289
Gottfried (Guff) Muench	57,670	0	n/a	57,670
Douglas G. Pearce (2)	27,383	119,222	n/a	146,605
NOTES:

1.
This represents the total deemed value of the RSUs and performance share units ("PSUs") collectively, ("Units") granted to each director representing the ordinary retainer equity component as described above. This amount represents the accounting fair value determined at the time of grant, not the value of share units that vested during the year or the value actually received by the director. Equity grants typically vest over multiple years and actual value received depends on the share price upon exercise.

2.
Douglas G. Pearce was appointed to the Board of Directors effective April 30, 2015 and resigned from the Board on May 13, 2016. When Mr. Pearce joined the Board he was granted a retainer equity component in line with the retainers granted to the other directors in the 2014 fiscal year.

Incentive Plan Awards
The following table and notes thereto set out information concerning all share-based awards vested during the 2015 fiscal year and outstanding at December 31, 2015 for the following individuals who were directors of Westport during the year ended December 31, 2015, excluding Mr. Demers who was also a NEO and receives no compensation for his service as a director.

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SECTION 2: BOARD OF DIRECTORS » DIRECTOR COMPENSATION

DIRECTOR AWARDS: VESTED/EARNED VALUES
(figures in U.S. dollars)	Vested	Unvested
	Share-based Awards(1)	# of Shares(2)	Market/Payout Value(3)
John A. Beaulieu	44,943	0	0
Warren J. Baker	47,568	0	0
M.A (Jill Bodkin)	53,327	0	0
Joseph P. Caron	30,065	0	0
Brenda J. Eprile	46,001	0	0
Philip B. Hodge	46,001	0	0
Dezsö J. Horváth	47,568	0	0
Douglas R. King	47,568	0	0
Gottfried (Guff) Muench	43,376	0	0
Douglas G. Pearce	0	21,738	43,693
NOTES:

1.	Value of share-based awards vested was determined based on the closing price of the underlying Common Shares on the TSX on the date of vesting exchanged into US dollars.

2.	Represents the numbers of Units or Common Share awards that vest based on time.

3.
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2015 ($2.01). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS
No proposed director or personal holding corporation of a proposed director:

a.
is, as at the date of this Circular, or has been, within 10 years of before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport) that

i.
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b.
is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d.	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

e.	has been subject to, at any time, any penalties or sanctions imposed by

i.	a court relating to securities legislation or a securities regulatory authority, or

ii.	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Other Directorships
A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board".
Indebtedness of Directors & Executive Officers
None of the directors, proposed directors, executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or

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SECTION 2: BOARD OF DIRECTORS » ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS

understanding provided by the Corporation or any subsidiary.
Interest of Informed Persons in Material Transactions
Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport's since the commencement of Westport's last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.
Mr. Peter Yu is the founder and managing partner of Cartesian. On January 11, 2016 the Cartesian provided $17.5 million in capital to Westport in exchange for a percentage of amounts received by Westport on select HPDI and joint venture products through 2025. On April 20, 2016, Westport announced that it had sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong Ltd., to Cartesian Capital Group for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment.

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SECTION 3: CORPORATE GOVERNANCE

SECTION 3: CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Westport's Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
BOARD OF DIRECTORS COMMITTEES
Committee Composition
The Committees and their current members are set forth below:

COMMITTEE COMPOSITION
Standing Committees
	Audit	HRC	NCG
Warren J. Baker		X	Chair
Joseph P. Caron		X
David R. Demers
Brenda J. Eprile	Chair	X	X
Philip B. Hodge			X
Dezsö J. Horváth	X	Chair	X
Gottfried (Guff) Muench		X
Peter M. Yu	X
Members of Westport's management team are frequently invited to participate in meetings of the Committees in order to provide management insight and information for the benefit of Committee deliberations. Regular meetings of the Committees are held throughout the year as required. As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes. The number of meetings held by the standing Committees where only independent directors were in attendance was 18: Audit (10 meetings), HRC (4 meetings) and NCG (4 meetings). Quorum for standing Committee meetings requires a majority of the Committee members to be in attendance, including at least 25% resident Canadian directors.
The number of times each Committee met during 2015 is set forth below:

COMMITTEE MEETING FREQUENCY
	Meeting In-Person	Meeting Telephonic	Total
Audit	4	6	10
HRC	1	3	4
NCG	0	4	4
Changes to Composition of Standing Committees
The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.
Ms. Eprile replaced Mr. King as the Chair of the Audit Committee effective November 13, 2015. Mr. King resigned from the Audit Committee on November 13, 2015. Ms. Bodkin resigned from the Audit Committee and Mr. Yu joined the Audit Committee on March 14, 2016.
Mr. Muench became a member of the HRC Committee on April 30, 2015. Dr. Horváth replaced Ms. Eprile as the chair of the HRC Committee on November 13, 2015. Ms. Bodkin resigned from the HRC Committee on March 17, 2016.
Mr. Pearce became a member of the NCG Committee effective April 30, 2015. Dr. Baker joined the NCG Committee and replaced Mr. Hodge as the Chair of the NCG Committee on November 13, 2015. Ms. Bodkin resigned from the NCG Committee on March 17, 2016. Dr. Horváth and Ms. Eprile joined the NCG Committee on May 10, 2016. Mr. Pearce resigned from the NCG Committee on May 13, 2016.
Mr. Beaulieu resigned as a Director and Mr. Pearce joined the Board on April 30, 2015. Mr. King resigned as a Director on November 13, 2015. Dr. Baker replaced Ms. Bodkin as the Chairman of the Board on November 13, 2015. Mr. Yu joined the Board on Jan 11, 2016. Ms. Bodkin resigned as a Director and Mr. Nunn joined the Board on March 17, 2016. Mr. Pearce resigned from the Board on May 13, 2016.

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SECTION 3: CORPORATE GOVERNANCE » BOARD OF DIRECTORS COMMITTEES » COMMITTEES PURPOSE AND RESPONSIBILITY

Committees Purpose & Responsibility
Much of the Board's business is conducted by the three Committees of the Board of Directors. A summary of the purpose and responsibilities of each Committee is as follows:
AUDIT COMMITTEE
The Audit Committee consists of entirely independent directors and is led by a director with strong financial expertise. The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport's management, including the internal audit function, and reviewing the work and performance of Westport's external auditors and providing oversight of continuous disclosure reporting. The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related MD&A. As part of its risk management oversight responsibility, the Audit Committee reviews the effectiveness of the overall process for identifying, monitoring and managing principal business risks.
It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits and management is responsible for preparing complete, accurate financial statements in accordance with GAAP. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.
Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as a "financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. Ms. Brenda J. Eprile is the Audit Committee's financial expert.
The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on the

Corporation's website at westport.com/company/investors/corporate-governance.
NOMINATING & CORPORATE GOVERNANCE COMMITTEE
The NCG Committee is comprised entirely of independent directors and has the primary responsibilities of establishing and monitoring Westport's corporate governance practices, assessing the effectiveness of the Board of Directors and the Committees and evaluating and recommending the appointment of directors and reviewing and organizing education and succession planning of the Board of Directors.
The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on the Corporation's website at westport.com/company/investors/corporate-governance.
HUMAN RESOURCES & COMPENSATION COMMITTEE
Consistent with recommended governance practice; the HRC Committee, made up of independent directors, establishes compensation for the CEO and evaluates the compensation of directors and other executive officers. The HRC Committee is also responsible for evaluating the CEO succession planning process, working with the Board on setting the authority and accountability of the CEO and establishing metrics to measure CEO performance. For the direct experience and relevant skills that enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, please refer to the biographies of those directors that are members of the HRC Committee.
For information relating to the executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4.
The HRC Committee operates under a Board-approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at westport.com/company/investors/corporate-governance.
CODE OF CONDUCT & ETHICS
As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable

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SECTION 3: CORPORATE GOVERNANCE » CODE OF CONDUCT & ETHICS

legal and financial requirements. In that regard, the Board of Directors:

•	Has established the NCG Committee as described herein.

•
Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport in any business dealings, including guidelines applicable to trading in Westport's securities. A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on Westport's website at westport.com. All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of Westport's last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
Has established a written Trading Policy (the "Trading Policy"), which outlines the trading obligations of Board Members, officers and employees. The Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law. The trading policy is available on the Corporation's website at westport.com/company/investors/corporate-governance.

•
Has established a written Whistleblower Policy (the "Whistleblower Policy") which details complaint procedures related to the Corporation's corporate conduct. The Whistleblower Policy establishes procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. Concerns relating to financial reporting or unethical or illegal conduct can be reported directly to Westport's internal audit department, through Westport's ethics hotline via www.westport.ethicspoint.com, via email to the ethics hotline alert email address or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair.

•
Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and legal counsel and adopted an Investor Relations Disclosure Policy (the "Policy") that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under "Westport's Disclosure Policy".

•
Encourages management to consult with legal and financial advisors to confirm Westport is in compliance with securities legislation in Canada and the United States regarding material information about public companies.

•
Is cognizant of Westport's timely disclosure obligations and reviews all "core" disclosure documents, such as financial statements, MD&A and certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents) prior to distribution.

•	Relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport's external auditor.

•
Actively monitors Westport's compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

•
In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

GENDER DIVERSITY
Westport has not adopted a specific policy for the identification and nomination of women directors and executive officers nor implemented any specific targets in this regard. However, notwithstanding the lack of such a formal policy Westport is committed to gender diversity at both the Board and executive management levels. Women have been and will continue to be considered by Westport, the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations and the existing number of women on the Board and in executive management roles is a factor considered in assessing potential new director and executive officer candidates. Westport is proud of the influence of women members of the Board and in executive management roles. Currently one out of nine Board members (being 11%) and one out of five members of senior executive management (being 20%) are women. Westport actively seeks women

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SECTION 3: CORPORATE GOVERNANCE » GENDER DIVERSITY

candidates at all levels, particularly among the now growing pool of experienced women engineers. A woman is the President and Chief Operating Officer of Westport. Management has not yet set measurable objectives or targets for ensuring women are represented at the executive officer level, however the Company is committed to an inclusive and diverse workplace, including advancing women to executive officer positions, and has been successful thus far in its efforts to recruit excellent women executives. However, while being mindful of female representation, management, the Board and its Committees do not prioritize gender at the expense of recruiting the most qualified individuals available.
DISCLOSURE POLICY
The Board of Directors approved the adoption of the Policy on June 28, 2001, which was last updated on March 6, 2015. The Policy details Westport's policies related to disclosure, external communications and crisis management communication. It is reviewed annually as part of Westport's investor relations planning process, and is revised as required. In addition, the Policy will be reviewed and updated if it becomes apparent that changes are required at any other time.
Westport is committed to providing timely, orderly, consistent and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Policy's goals include:

•	compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and

•	management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport and its business.
The Policy extends to all employees of Westport, its Board of Directors and those authorized to speak on its behalf. The Policy covers disclosures in documents filed with the securities regulators and written statements made in Westport's annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements and information contained on Westport's website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, press conferences and conference calls.
The Disclosure Committee is responsible for determining the materiality of any information and must react quickly to material developments, meeting and providing recommendations to the CEO and the senior management team as required. The Disclosure Committee consists of the Corporation's CEO, Chief Financial Officer, Vice President of Legal Affairs and the Vice President, Investor Relations. The Vice President, Investor Relations serves as secretary to the Disclosure Committee and records minutes of all meetings of the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure that spokespersons have been briefed and informed of all material events.
The Disclosure Committee will set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure. It is essential that the Disclosure Committee be kept fully apprised of all pending material developments involving Westport in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee will determine the process upon which such confidential information will be controlled and shall implement trading blackouts in accordance with the trading policy of the Corporation. The Corporation maintains a disclosure control checklist to ensure the completeness and accuracy of information disseminated through press releases, conference calls related communication tools.
The complete Policy can be viewed on Westport's website at westport.com/company/investors/corporate-governance.

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SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS

SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS
DISCUSSION & ANALYSIS
Westport is a pioneer in establishing the market for natural gas engines and vehicles. We have operations in many countries around the world and work with the world’s leading automotive manufacturers.
The people we need to attract to Westport in order to execute our strategic business plan must be innovative thinkers and have an entrepreneurial spirit yet bring a broad range of technical, operational, financial and marketing skills as well as appropriate industry experience. This rare combination of skills, experience and talent typically requires Westport to recruit from many global leaders and locations, and from many different industries. Through our compensation program we have attracted and retained many seasoned automotive and related industry executives.
As at December 31, 2015, our NEOs were as follows:

•	David Demers, Chief Executive Officer;

•	Nancy Gougarty, President and Chief Operating Officer;

•	Ashoka Achuthan, Chief Financial Officer;

•	Thomas Rippon, Executive Vice President, Global Engineering; and

•	Jim Arthurs, Executive Vice President, Heavy-Duty Engine Systems.
Compensation Process
The HRC Committee of the Board is responsible for, among other things, administering Westport's executive compensation program and long-term incentive plan and reviewing employee incentive and certain benefit programs. The HRC Committee is additionally responsible for determining the CEO's compensation. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the HRC Committee feels are similarly placed within the same business of Westport or companies of similar complexity.
Frederic W. Cook & Co., Inc. (the "Compensation Consultant") provides the HRC Committee with executive and director compensation consulting services. The

Compensation Consultant is retained by and reports to the HRC Committee and participates in certain HRC Committee meetings. The Compensation Consultant has been the HRC Committee's consultant since July 2008 and is considered one of the premier independent compensation consulting firms in North America. As part of its engagement, the Compensation Consultant:

•
reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies;

•	informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and

•	reviews and advises the HRC Committee regarding director compensation.
EXECUTIVE COMPENSATION RELATED FEES
In the 2015 fiscal year, the Corporation engaged the Compensation Consultant to advise on compensation for the Corporation's executive officers and Board of Directors. The Compensation Consultant was engaged for this purpose and provided services in Fiscal 2015 in the amount of $143,297 and was paid $128,600 in the previous fiscal year for services relating to the recommendation of executive and director compensation during that period. The HRC Committee Chair approves all services provided by the Compensation Consultant.
ALL OTHER FEES
Services provided by the Compensation Consultant were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid.
Compensation Philosophy
Westport is a global technology leader in a challenging industry that faces significant changes over the next few years due to rapidly evolving market conditions, energy prices, and environmental regulation.
Until relatively recently, alternative fuels played only a very small role in the global industry and most of that was in aftermarket conversion products. Westport and its various joint ventures and partnerships have created a significant opportunity and the global capacity to deliver on this concept

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SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS » DISCUSSION & ANALYSIS » COMPENSATION PHILOSOPHY

with leading OEMs. The HRC Committee, which is responsible for Westport's executive compensation program, as well as the program's underlying philosophy and related policies, believes that maintaining a robust, pay-for-performance oriented compensation program is vital to the long-term success of Westport. Within the company’s global operations, we follow several basic principles:

1.	Pay for performance - salary, bonus and equity awards are linked to individual performance and achievement of goals.

2.	Reward for risk and achievement - particularly at the leadership level, most potential compensation is “at risk” and depends on actual results.

3.	Long term retention incentives - Westport offers attractive (but not excessive) compensation to high-performing individuals who offer sustained contributions to the strategic business.
Compensation Principles
The ultimate test of any compensation program’s success is demonstrated through day-to-day recruitment and retention of qualified people. The HRC Committee notes that three of our five NEOs have been recruited to Westport within the past three years. In order to attract and retain the right people, compensation must be in line within our industry and offer sufficient risk/reward balance to attract and retain senior executives who have global experience with the leading companies in our industry. We are confident our program gives us the right elements to motivate and retain our executive leadership team.
Westport is committed to building long-term shareholder value, delivering compensation using a balanced performance measurement framework aligned with the Corporation's key performance metrics while simultaneously adhering to general governance best practices. The HRC Committee engages in an ongoing review of Westport's executive compensation and benefits programs to ensure that they serve the interests of our shareholders and to consider any risks associated with them.
Appropriately incentivizing behaviors which foster the best interests of the Corporation and its shareholders is an essential part of the compensation setting process. The HRC Committee believes that measured risk is necessary for continued innovation and growth, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. As part of its compensation setting process, the HRC Committee evaluates the design and merits of its executive compensation program through a comprehensive annual review of executive compensation benchmarking, and a review of industry and compensation trends and best practices to ensure it aligns with shareholders best interests.
The Corporation's annual short-term incentive bonus plan and long-term incentive awards granted to executives are tied primarily to corporate performance goals, including revenue, operating income growth and strategic performance objectives. These metrics encourage performance that supports the business as a whole, and are subject to a maximum payout cap. Executive Officers are also expected to meet share ownership guidelines in order to align the executives’ interests with those of our shareholders.
Westport has implemented a clawback policy in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation when the Corporation’s financial statements are required to be restated as a result of material non-compliant with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
Westport has also adopted an Anti-Hedging Policy which prohibits officers, directors and employees from engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
The Company’s executive compensation program mitigates risk through various means, including:

•	The mix of fixed versus variable pay;

•	The performance metrics to which pay is tied;

•	Ensuring the pay opportunity is capped;

•	Ensuring the timing of payout coincides with audited financial statements (where applicable);

•	Ensuring “clawback” adjustments are permitted;

•	HRC Committee approval required for the use of equity awards;

•	Ensuring best practice stock ownership guidelines apply.

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SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS » DISCUSSION & ANALYSIS » ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Elements of Our Executive Compensation Program
Westport's executive compensation plan includes three main elements:
BASE SALARY
Base salary guidelines and salary adjustments for our executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals and reward individual contribution, as well as match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels with flexibility to push toward the 75th percentile with appropriate expertise and experience and over time.
SHORT-TERM CASH INCENTIVES ("STI")
Annual cash incentives are paid to reward achievement of important operating, financial and strategic goals during the annual operating cycle. Typically, our STI bonuses are set to pay out between 0% and 150% of salary depending on performance against pre-defined targets.
As a result of the major market turbulence experienced in 2014, the senior management team voluntarily waived all 2014 and 2015 STI bonus in order to preserve cash. The Board granted long-term equity vesting over three years in October 2014 as a retention and compensation alternative. The annual short-term incentive cash bonus program was restored in January 2016.
Corporate performance metrics are approved by the HRC Committee at the beginning of the annual fiscal period. Payouts are made only after the HRC Committee reviews and approves the calculations of performance against the goals for the year. The annual incentive plan, both in design and structure, reflects our pay for performance philosophy and directly ties annual variable pay to business results during the period.
LONG-TERM INCENTIVES ("LTI")
The purpose of our long-term equity incentives is to provide a significant non-cash competitive element of total direct compensation, support long-term employee retention, and reward shareholder value creation.
The HRC Committee believes that long-term equity incentives should comprise the majority of compensation for senior management. In deciding upon the design and magnitude of long-term incentives, the HRC Committee is guided by several factors: the design must be aligned with shareholder value; the design must be supportive of the Corporation's business goals and strategic plan; and the design must be retentive. In applying these criteria, the HRC Committee takes into account market data, information and recommendations from its Compensation Consultant, and information provided by management. Based on its review of the foregoing, the HRC Committee approves the grants of LTI awards for the NEOs, other executives, and other key employees.
In 2010, we brought forward for approval to the Shareholders our Omnibus Incentive Plan (the "Omnibus Plan"), which superseded the previous Share Unit and Stock Option Plans (as defined below). The Omnibus Plan is designed to allow flexibility to the Board of Directors to issue a variety of equity-based incentives to align compensation with shareholder interests over the long-term.
Our equity grants typically cannot be exercised immediately on award. They can only be converted to shares after the conditions for vesting are met. Because many countries apply punitive taxation to compensation that is deferred past three years from its award, our equity grants typically vest before the third anniversary of their grant, often with interim partial vesting.
In 2015, we decided to issue a special award that would vest only and entirely on the third anniversary, which coincides with a major milestone in our strategic plan. These awards will not have any portion vest before the third anniversary.
Our LTI awards to employees and directors typically include RSUs that vest over three years. Like many public companies, our typical practice is to vest grants 1/3 on each annual anniversary. RSUs convert to one Common Share when vested. We typically use RSUs as retention awards and to align our employees with long-term shareholder value creation. The actual economic value of an RSU grant is only finally determined when the Units are converted to Common Shares. When an RSU vests and converts to common shares, income tax is due on the entire amount and we typically sell shares on the market on behalf of the employee to cover the withholding taxes.
We also use PSUs which are designed to deliver a variable number of Common Shares (and potentially no shares) on vesting. We use PSUs to reward senior executives for exceptional long-term performance against strategic milestones. PSUs are therefore subject to a performance based payout scale linked to attaining certain targets related

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SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS » DISCUSSION & ANALYSIS » ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

to our corporate strategy, and in challenging market conditions prior year PSU grants may end up in no shares actually vesting. This was the result with the executive’s 2012 PSUs that were measured against performance in 2012 and 2013, the 2013 PSUs that were measured against performance in 2013 and 2014 and the January 2014 PSUs that were measured against performance in 2014 and 2015. Westport's NEO's did not receive any value for these awards and they were forfeited and terminated.
For senior executives, we have typically allocated the majority of their LTI incentives to PSUs.
The HRC Committee believes that this mix of RSUs and PSUs is appropriate because the two forms of awards together represent a balanced reflection of shareholder returns, financial performance and the importance of retention through multi-year vesting provisions. Grant levels are typically assessed on an annual basis and previous grants of share or option based awards are taken into account when considering new grants.
OTHER BENEFITS
In addition to the executive compensation program described above, the Corporation's executives participate in the Corporation-wide employee benefit programs, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the Corporation's matching of a long-term savings plan. These programs are offered to all employees. Westport offers an additional executive health and wellness benefit to its executives. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport offers only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.
PAYMENTS UPON TERMINATION
Certain of Westport's NEOs, in the event of termination of their employment by Westport without cause, such as may be the case in the event of a change of control, are entitled to an amount of compensation as outlined in the "Employment Agreements – Termination and Change of Control" section of this Circular.
SHARE OWNERSHIP REQUIREMENTS
Westport requires its directors and executive officers to hold equity in the Corporation to align their interests with those of shareholders:

•	Westport non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;

•
each of Westport's executive officers, with the exception of the CEO, is required to hold a minimum of one times his or her annual base salary in Common Shares or Units, to be acquired over a five-year period; and

•	the CEO is required to hold a minimum of three times his annual base salary in Common Shares, Units or Options, to be acquired over a five-year period.
Determination of Compensation
The HRC Committee utilizes findings by its independent Compensation Consultant to determine that the Corporation's executive compensation program continues to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives and a positive performance-based culture. Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group").
The Comparator Group is comprised of publicly listed companies selected with the input of our Compensation Consultant to give a realistic view of what our executives will see as competitive offers and to determine what compensation would be required to attract senior executives to Westport. Factors used to select the Comparator Group include company size (revenue, global scope, employees), business complexity, market capitalization and industry presence. The Comparator Group for 2015 consisted of the following 20 companies.

Acorda Therapeutics Inc.	IPG Photonics Corp
Aruba Networks Inc.	Ixia
Cavium Inc.	Microsemi Corp
Cirrus Logic Inc.	Pegasystems Inc.
Clean Energy Fuels Corp.	Power Integrations Inc.
CommVault Systems Inc.	Qlik Technologies Inc.
ExlService Holdings Inc.	Riverbed Technology Inc.
Gentex Corp	Rovi Corp
Gentherm Inc.	Tesla Motors Inc.
Interactive Intelligence Group Inc.	United Therapeutics Corp
In addition, the HRC Committee reviews third party compensation survey data. Survey data relies upon responses from participating companies to survey questions, which are compiled and sorted by the surveyor based on

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various factors, such as the period covered, the location of the company and the positions under review. Survey data provides insight into positions that may not generally be reported in proxy statements and information about the compensation of executives of non-public companies.
As part of the review process to determine compensation for the 2015 fiscal year, the HRC Committee reviewed data with respect to the position of the compensation program for its CEO and NEOs against the Comparator Group and survey data. The HRC Committee's evaluation also took into account the aggregate equity holdings of each NEO and retention risk for each key executive. Furthermore, performance-based short and long-term awards and time-based RSUs continue to represent the majority of the CEO's and NEOs total direct compensation, with 92% of the CEO's total compensation for 2015 as variable or "at-risk", or restricted, and 90% of the NEOs' total compensation for 2015 as variable or "at-risk", or restricted.
Like many companies Westport has faced a challenging business environment in the past few years, due to several factors outside our control including:

i.	volatile currency values, which impacts costs, profits, and reported revenue;

ii.	Economic headwinds and sudden changes in many countries around the world;

iii.	Sudden changes in energy markets and market views on the future of energy prices;

iv.	Sudden changes in government policy, such as incentives for alternative fuel vehicles; and

v.	Changes in sanctions and other restrictions on international trade.
Westport has adjusted its strategic business plans to reflect these new conditions and took immediate measures to reduce expense, including making staff reductions across our global business, shift investment priorities, sell non-core assets and focus on our significant long-term investments in our HPDI 2.0 technology. We also made efforts to identify and retain key employees required to execute on the long-term strategic plan.
Westport's compensation philosophy is to ensure that our executive compensation program is designed to align with shareholders' long-term interests. Our program is highly performance driven, which is intentional, and also highly aligned with equity market performance. Due to the decline in share prices of all companies in the energy and alternative energy space over the past three years, we face additional complexity in designing appropriate compensation and retention programs.
Westport’s historical share usage for its annual grants was at or below the peer 25th percentile compared to our Comparator Group; however, due to the need to conserve cash as a result of the volatile market conditions and the request that executives take base salary reductions and waive cash bonuses, we have increased the use of equity instruments. In addition, the lower share price has meant Westport is required to issue more Units to deliver total compensation values that are market competitive.

Given the challenging business environment, and in an effort to mitigate retention risks, in May 2015, the HRC Committee awarded an extraordinary LTI grant intended to replace the usual 2015 and 2016 LTI grant for senior management. This grant has three key features:

1.	The entire grant will vest on the third anniversary (i.e. May 2018) which allows for significant development of our strategic plan.

2.	50% of the grant is in the form of an RSU and 50% is in the form of a PSU which utilizes performance metrics measured in 2017 and 2018.

3.	At the time of the grant there was insufficient common shares under the Westport Omnibus Plan to accommodate the entire approved award; the HRC

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Committee expects that shareholders will approve typical Omnibus Plan expansions that will allow us to redeem units with shares as planned. However, because of the significant look-ahead feature and the double-year nature of this grant, an additional vesting condition was attached to the PSU grant such that no vesting or exercise of the PSUs can occur until such time as shareholder approval has been received for an adequate increase in awards available under the Westport Omnibus Plan in an amount sufficient to accommodate the aggregate grant to all awardees.
EXECUTIVE COMPENSATION FIGURES & TABLES
Fiscal 2015 Summary Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in fiscal years 2013, 2014 and 2015 in the form required by securities regulation.
The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil.
Attained Pay versus Reported Nominal Pay
Given that a significant portion of the compensation of our NEOs is performance-based and "at risk," we are providing a supplemental table to illustrate the difference between the data required to be reported as compensation granted to our NEOs, compared to the compensation actually attained by such executive officers for the 2013 to 2015 fiscal years.

NEO ATTAINED PAY VERSUS GRANTED PAY
	Fiscal Year	Compensation		Attained as % of Reported
		Reported(1)	Actual Attained(2)
David Demers	2015	$5,800,341	$470,935	8%
	2014	$5,795,156	$1,204,601	21%
	2013	$4,289,966	$1,595,401	37%
Ashoka Achuthan	2015	$2,449,693	$399,922	16%
	2014	$1,591,001	$597,094	38%
	2013	$597,061	$70,667	12%
Nancy Gougarty	2015	$6,665,598	$516,283	8%
	2014	$2,199,808	$853,998	39%
	2013	$3,542,803	$598,288	17%

NEO ATTAINED PAY VERSUS GRANTED PAY
	Fiscal Year	Compensation		Attained as % of Reported
		Reported(1)	Actual Attained(2)
Thomas Rippon	2015	$1,357,465	$332,579	25%
	2014	$1,398,798	$480,481	34%
	2013	$178,623	$110,543	62%
Jim Arthurs	2015	$1,294,278	$269,392	21%
	2014	$1,534,036	$447,845	29%
	2013	$1,068,888	$536,660	50%
NOTES:

1.	As reported in the Summary Compensation Table.

2.
Amounts reported in the calculation of actual attained compensation include (a) base salary, (b) bonus (STI) and (c) the value of RSUs or PSUs that have vested during the year, plus amounts reported in the All Other Compensation column in the Summary Compensation Table for the respective years.

NEO SUMMARY COMPENSATION
(values in US$)	Year	Salary (1)	Share-based awards (2)	Compensation
				Non-equity incentive plan (3)	All Other (4)	Total (5)
David Demers CEO(6)	RSU	-	3,552,937	-	-	-
	PSU	-	1,776,469	-	-	-
	2015	466,201	5,329,406	-	4,734	5,800,341
	RSU	-	3,662,340	-	-	-
	PSU	-	1,493,626	-	-	-
	2014	633,576	5,155,966	-	5,614	5,795,156
	RSU	-	989,791	-	-	-
	PSU	-	1,979,582	-	-	-
	2013	679,575	2,969,372	629,457	11,562	4,289,966
Ashoka Achuthan CFO(7)	RSU	-	1,366,514	-	-	-
	PSU	-	683,257	-	-	-
	2015	349,979	2,049,771	-	49,943	2,449,693
	RSU	-	836,449	-	-	-
	PSU	-	337,836	-	-	-
	2014	368,542	1,174,285	-	48,174	1,591,001
	RSU	-	177,382	-	-	-
	PSU	-	354,742	-	-	-
	2013	45,087	532,124	19,416	434	597,061
Nancy Gougarty President and COO(8)	RSU	-	4,099,543	-	-	-
	PSU	-	2,049,772	-	-	-
	2015	450,130	6,149,315	-	66,153	6,665,598
	RSU	-	1,162,659	-	-	-
	PSU	-	506,754	-	-	-
	2014	497,810	1,669,413	-	32,585	2,199,808
	RSU	-	1,018,739	-	-	-
	PSU	-	2,037,009	-	-	-
	2013	228,641	3,055,748	194,164	64,250	3,542,803

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NEO SUMMARY COMPENSATION
(values in US$)	Year	Salary (1)	Share-based awards (2)	Compensation
				Non-equity incentive plan (3)	All Other (4)	Total (5)
Thomas Rippon Executive VP	RSU	-	683,257	-	-	-
	PSU	-	341,629	-	-	-
	2015	313,837	1,024,886	-	18,742	1,357,465
	RSU	-	757,167	-	-	-
	PSU	-	255,723	-	-	-
	2014	340,909	1,012,890	22,727	22,272	1,398,798
	RSU	-	99,744	-	-	-
	PSU	-	0	-	-	-
	2013	74,295	99,744	-	4,584	178,623
Jim Arthurs Executive VP	RSU	-	683,257	-	-	-
	PSU	-	341,629	-	-	-
	2015	255,176	1,024,886	-	14,216	1,294,278
	RSU	-	844,507	-	-	-
	PSU	-	381,426	-	-	-
	2014	294,160	1,225,934	-	13,942	1,534,036
	RSU	-	197,962	-	-	-
	PSU	-	395,924	-	-	-
	2013	315,517	593,886	145,623	13,862	1,068,888
NOTES:

1.
Annual base salaries for the NEOs in 2015 were C$595,000, US$350,000, C$580,000, C$415,000 and C$360,000 for Mr. Demers, Mr. Achuthan, Ms. Gougarty, Mr. Rippon, and Mr. Arthurs, respectively. The table above translates the Canadian dollar salaries into US dollars at the average exchange rate during the year. Mr. Achuthan is compensated in US Dollars.

2.
Share based awards include both RSUs and PSUs, and are disclosed separately in the table above to provide additional information. Values of RSU awards are determined by multiplying the number of RSU's by the TSX closing price of the Common Shares on the date of the award converted to US dollars using the average conversion rate for 2015. The 2015 RSU grant will not vest until 2018 so the actual value received by the individual will depend on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards, on the other hand, will convert to a variable number of Common Shares depending on future performance and the other conditions tied to the payout of the PSU. Values of PSU awards are determined based on the fair market value of the underlying Common Shares on a valuation model according to United States generally accepted accounting principles ("U.S. GAAP"), or in certain cases on an alternative basis determined to be more accurately representative of the value of such awards on the date of grant.

The 2015 PSU grant has been valued in the table above using a 50% probability of achieving performance criteria.
The January 2014 PSU grant has been valued in the table above using a 25% probability of achieving the performance criteria but we note that, the final result was a zero payout score on this specific grant and these awards have been cancelled. Although the 2013 PSUs in the table above were valued at 100%, the 2013 PSUs ultimately resulted in a zero payout score and have been cancelled.
Similarly, the October 2014 PSU grant was awarded to all NEOs and was valued in the table above using 75% probability of achieving performance criteria. Performance of this grant will be assessed at the end of 2016.

3.	This represents Westport's STI awards. No cash bonuses were accrued for Fiscal 2015 and 2014.

4.
The column entitled "All Other Compensation" includes Westport's contributions to each NEO's long-term savings plan. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. Perquisites and employee program benefits (medical, life and disability insurance) received in 2015 did not exceed the lesser of $50,000 in the aggregate and 10% of the total annual salary and bonuses for any of the NEOs in any of those years and are therefore not reported in the table.

5.
The total accessible compensation (salary and bonus) earned for Fiscal 2015 is $466,201, 349,979, 450,130, 313,837, and $255,176 for Mr. Demers, Mr. Achuthan, Ms. Gougarty, Mr. Rippon, and Mr. Arthurs, respectively. Total compensation values include the deemed value (based on fair market value determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718)) of all Share Unit and Option awards granted during the year, only a portion of which vested during the year.  The actual value of Unit and Option grants cannot be determined until the Units or Options are converted to Common Shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the Units were converted and sold on the date of grant.

6.	Mr. Demers was also a director during 2013, 2014 and 2015 but received no compensation for his service as a director.

7.	“All Other Compensation” for Mr. Achuthan during the year ended December 31, 2015, includes a $48,174 housing allowance.

8.
"All Other Compensation" for Ms. Gougarty during the year ended December 31, 2015 includes a $12,618 car allowance and a $37,543 housing allowance. In 2014, it included a $21,314 car allowance and in 2013, it included $32,437 in compensation for her services as a director, $24,863 for a relocation plan and $8,881 taxable benefit premium.

Following the formula specified in Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by the NEOs during the financial year ended December 31, 2015 was $1,835,323. The total compensation including the date of grant value for all equity awards and all other compensation earned by the NEOs during the financial year ended December 31, 2015 was $17,567,375.
Incentive Plan Awards
OUTSTANDING SHARE-BASED AWARDS AS OF DECEMBER 31, 2015

MANAGEMENT INCENTIVE PLAN SHARE-BASED AWARDS
(dollar values in US$)	Non-vested		Vested, Non-Payout/Distributed
	Qty(1)	Market/Payout Value(2)	Qty	Market/Payout Value
David Demers	1,867,278	3,753,229	241,992	486,404
Ashoka Achuthan	662,836	1,332,300	46,668	93,803
Nancy Gougarty	1,755,974	3,529,508	51,374	103,262
Thomas Rippon	368,367	740,418	44,082	88,605
Jim Arthurs	387,754	779,386	15,893	31,945
NOTES:

1.	Represents the numbers of Units or Common Share awards that either vest based on time or market criteria. For PSUs where the

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measurement date and criteria has been determined, the actual conversion ratio has been used.

2.
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2015 ($2.01). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed. For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined. The actual conversion ratio varies from 0 to 1.5 based on the performance measurement criteria related to the respective LTI Program grant.

During the year ended December 31, 2015, employees of the Corporation were granted (including grants made to NEOs) 5,556,630 Units. The value of PSU awards was calculated using a valuation model according to U.S. GAAP, while the value of RSUs is based on the fair market value on the date of the grant. The fair value of Unit awards granted during the year ended December 31, 2015 ranged from $3.91–$6.82.
VALUE VESTED OR EARNED DURING THE YEAR

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(figures in U.S. dollars)	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned
David Demers	$523,090	—
Ashoka Achuthan	$128,792	—
Nancy Gougarty	$212,721	—
Thomas Rippon	$125,966	—
Jim Arthurs	$112,972	—
NOTES:

1.	This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units. No PSUs vested during the year.
Employment Agreements: Termination & Change in Control
Each executive officer has signed an employment contract which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport without cause, each of the NEOs is entitled to an amount ranging from twelve to twenty-four months of salary and benefits, may be entitled to annual bonus and may be entitled to immediate vesting of all unvested Options and Units previously granted to the NEO, as further described below.

In the event of termination of any eligible recipient's employment with Westport without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.
Mr. Demers is entitled to an amount equal to the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options, Units and other awards under the Omnibus Plan or similar previous equity compensation plans previously granted to him in the event of such termination.
Mr. Achuthan is entitled to an amount equal to the sum of twelve months base salary plus the cost of benefits for twelve months in the event of such termination.
Ms. Gougarty is entitled to an amount, in a lump sum, of a payment equal to the amount of base salary and bonus target (prorated) that would otherwise have been payable from the date of termination to the earlier of December 31, 2018, or 18 months after the date on which Westport gives notice of termination (the lesser period being the “Severance Period”).  In addition, in the event of termination Ms. Gougarty will continue to be entitled to vesting of all RSUs that vest during the Severance Period, on the originally proscribed vesting date.
Mr. Rippon is entitled to receive six months’ salary plus six months’ cost of benefit coverage in the first year, increasing to nine months’ salary plus nine months’ cost of benefits coverage after one year of full time employment and further increasing to a maximum of twelve months’ salary plus twelve months’ cost of benefits coverage after two years of full time employment. Mr. Rippon is also entitled to reimbursement of expenses up to a maximum of $10,000 CDN to relocate back to the United States.
Mr. Arthurs does not have a defined termination provision in his agreement.
Mr. Demers has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, or should he resign following a change of control, he is entitled to an amount equal to not less than two years of salary, benefits and targeted annual bonus, and to the immediate vesting of all unvested Options, Units and awards previously granted to him.

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For the purpose of the above with respect to Mr. Demers a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport's former shareholders owning less than a majority of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees.
The above described termination and change of control payments as they relate to the employment of Mr. Demers, are conditional upon the prior execution by the executive of a release and indemnity in favor of Westport on terms reasonably acceptable to Westport.
Ms. Gougarty has a change in control provision as set out in Westport’s Change in Control policy, and the termination of her employment and all payments, severance, equity acceleration and any other benefit or entitlement arising therefrom, will be governed by Westport’s Change in Control policy; however, and notwithstanding anything to the contrary, she will receive no less than the termination payment set out in her employment agreement.
Mr. Achuthan has a change in control provision in his employment agreement that if he is terminated following a change in control, he is entitled to a severance amount equal to twelve months’ base salary plus the cost of benefits for twelve months.
Mr. Rippon and Mr. Arthurs do not have specific change in control provisions in their agreements however, they are covered under Westport's Change in Control Policy (see above).
In February of 2013, the HRC Committee passed a resolution providing that, in the event of termination of any eligible recipient's employment with Westport without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.
Westport also has a Change in Control Policy intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation.  The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, vice presidents of the Corporation and certain affiliated entities as well as to certain other officers who are on fixed-term contracts and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination".  "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing six (6) months prior to the change in control and ending on the date which is eighteen (18) months after the change in control.  The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and healthcare benefits in effect for the executive as at the termination date, together with any accrued but unpaid salary as at the termination date.  Pursuant to the policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being treated as satisfied at a level of 100% of granted value.  To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2015, and the amount such person would have been contractually entitled to receive if a Change in Control triggered the termination event, as per such person's employment agreement or Westport's change in control policy on December 31, 2015.

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TERMINATION OF EMPLOYMENT WITHOUT CAUSE
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
David Demers	1,095,034	1,642,551	3,753,229	6,490,814
Ashoka Achuthan	400,000	—	—	400,000
Nancy Gougarty	750,000	562,500	1,795,280	3,107,780
Thomas Rippon	378,367	—	—	378,367
Jim Arthurs	—	—	—	—

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
David Demers	1,095,034	1,642,551	3,753,229	6,490,814
Ashoka Achuthan	400,000	200,000	1,332,300	1,932,300
Nancy Gougarty	500,000	375,000	3,529,508	4,404,508
Thomas Rippon	355,886	177,943	740,418	1,274,247
Jim Arthurs	312,867	156,434	779,386	1,248,687
NOTES:

1.
The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2015 ($2.01). For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined.

2.
Total compensation due upon termination of employment without cause or in the event of a change of control does not include the sum of benefits unless specifically noted. Based on Westport's benefit programs only coverage of British Columbia medical service plan and extended health benefits would be compensated for the period.

PERFORMANCE GRAPHS
The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPT" since June 30, 1999 and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. Prior to June 30, 1999, the Common Shares were traded on The Alberta Stock Exchange. The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from December 31, 2010 to December 31, 2015 (assuming a $100 investment was made on December 31, 2010 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends. For more than 3 years, Westport’s cumulative stock performance over the five-year period outperformed the S&P/TSX Composite Total Return Index.

PERFORMANCE TABLE
(valued in CDN$)	2010	2011	2012	2013	2014	2015
S&P/TSX Composite Total Return Index	100.00	88.93	92.49	101.33	108.85	96.78
Westport Innovations Inc. Common Stock	100.00	184.03	143.43	113.30	23.92	15.15
Though Westport's stock has seen a significant dip in performance when compared with the TSX, this dip has been reflected in Westport's executives compensation as seen in the Attained Pay vs Reported Nominal Pay table. Attained pay and attained pay percentage has dropped as the vast majority of Westport's compensation to executives is based on performance.
The second chart shows Westport's stock performance on the NASDAQ and the stock performance of a number of companies participating, either directly or indirectly, in the natural gas vehicle industry, including: Landi Renzo S.p.a ("LR"), Fuel Systems ("FSYS"), Clean Energy Fuels Corp. ("CLNE") and Quantum Fuel Systems Technologies Worldwide Inc. ("QTWW"). Of this group of companies, within the five-year period Westport reached the highest cumulative value and its value remained higher than the original investment for the longest period of time. The chart indicates the volatility and fluctuations that can occur as stock prices move through cycles of either increasing or decreasing prices. In 2015, the stock performance of Westport and each of the companies in this group declined, in line with the drop in the price of oil which is not shown on this chart. By the end of 2015, the stock performance of

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Westport and this group of companies conglomerated to a similar range of return for the five-year period.
Source: ThomsonOne
EQUITY COMPENSATION PLANS
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth, as at December 31, 2015, information in respect of the equity compensation plans of Westport (being the Omnibus Plan, Westport's prior stock option plan (the "Stock Option Plan") and the unit plan described below under the heading "Share Unit Plan" (the "Share Unit Plan"), under which Common Shares are authorized for issuance as well as the percent of the issued and outstanding Common Shares represented by that number of Common Shares:

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued (1), (3)	Weighted-average exercise price(2)	Securities remaining for future issuance (4)
Omnibus Plan	9,576,357	—	1,361,769
Share Unit Plan	122,866	—	—
Stock Option Plan	8,570	14.90	—
Total	9,707,793	—	1,361,769

NOTES:

1.
The Omnibus Plan Securities to be issued column includes 41,302 phantom awards which, when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares. In addition, this figure currently includes 545,200 shares that are reserved for conversion at ratios of 75% or100% in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved and finally it includes 2,595,000 shares associated to the May 2015 PSU that can have a conversation ratio up to 150%. For more information on these shares please see footnote 3.

2.	The awards in the Omnibus Plan and Share Unit Plan are RSUs and PSUs and don’t require the holder to pay a strike price. Stock options are exercisable at a weighted-average exercise price of $14.90.

3.
Given the challenging business environment, and in an effort to mitigate retention risk concerns, in May 2015, the HRC Committee awarded an extraordinary grant of RSUs and PSUs through a pull-forward of the normal annual executive grant for a multi-year period. At the time of the grant, insufficient awards were available under the Westport Omnibus Plan to accommodate the entire approved award, therefore, as a result, in the case of the PSUs granted an additional vesting condition was attached to the grant such that the applicable PSUs will not vest or be exercisable for shares of Westport until shareholder approval has been received for an adequate number of awards available under the Westport Omnibus Plan in an amount sufficient to accommodate the aggregate grant to all awardees, with an option for awards to be settled in shares or cash or a combination thereof at the company’s discretion. The total number of shares that have this additional vesting condition at December 31, 2015 is 2,595,000 shares.

4.
Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in the "Shares to be Issued" column. This number does not include the 2,595,000 shares mentioned above in footnote 3.

Westport currently has in place one active equity-based compensation plan, the Omnibus Plan, which is described in more detail below. There are also two inactive equity-based compensation plans, the Stock Option Plan and the Share Unit Plan (amended in 2009), both of which are described in more detail below. There are no equity compensation plans which have not been approved by Shareholders.
Westport Omnibus Plan
On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan expires on July 15, 2020. The Omnibus Plan was further amended and approved by Shareholders at Westport's annual and special meeting held on April 11, 2013 to increase the number of Common Shares available for grant pursuant to Awards by 4,973,355 Common Shares, and on April 30, 2015 by 1,900,000 Common Shares. In addition, on March 18, 2016, Shareholders approved the amendment of the Omnibus Plan to increase the number of awards available for grant pursuant to the Omnibus Plan by such amount as is required to permit the assumption by Westport of Fuel Systems' outstanding equity based awards in connection with the Merger and in the manner contemplated

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by the Merger Agreement. The Omnibus Plan contains the following general terms:

1.
The Omnibus Plan allows for grants of Options (including incentive stock options for U.S. tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, PSUs and/or time-based RSUs and other stock or performance-based awards (each an "Award"). SARs may be granted on a stand-alone basis or in tandem with Options.

a.
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related Option), a participant will be entitled to payment equal to the excess of the market value of a Westport share on the date of exercise over the subscription or base price under the SAR. The award may specify whether settlement will be in cash, in Common Shares or a combination of cash or Common Shares.

b.
Each RSU or PSU granted under the Omnibus Plan generally represents one Common Share. Unless otherwise determined by the HRC Committee, vested Units are required to be settled as soon as practicable following receipt by Westport of notice of exercise of such award (subject to certain maximum time limits) by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

c.
PSUs and other Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "Internal Revenue Code") generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.

2.
The Stock Option Plan and Share Unit Plan provide for grants to be approved by the Board of Directors. The Omnibus Plan generally follows that approach. However, in certain instances, determinations by a Committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

a.	the HRC Committee will have the power to evaluate the CEO's awards and performance relating thereto and to determine Awards under the Omnibus Plan for grant to the CEO. As to other executive officers, the HRC Committee shall make recommendations to the Board of Directors with respect to Awards; and

b.
the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the CEO and the three highest paid officers, other than the CEO and Chief Financial Officer.

3.
Awards cannot be granted at less than market value, which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the TSX on the last trading day prior to the relevant date, and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ on the last trading day prior to the relevant date.

4.
The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including as to vesting (e.g., vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria or any combination of the foregoing, provided that:

a.	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year;

b.
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to common Shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m) of the Internal Revenue Code; and

c.	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

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5.	The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

6.
The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon a change of control of Westport. With respect to Awards made under the Omnibus Plan, a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the Board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members of the "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of the Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

7.	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

8.
The Omnibus Plan allows Awards other than Options to have up to 10-year terms and Options to have 5-year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such Award shall be extended to 10 business days following the end of the applicable blackout period.

DEFERRED SHARE UNITS
The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units. Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.
TERMINATION OF EMPLOYMENT OR SERVICE
Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport's legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•
if the employment or service is terminated by retirement, the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan;

•
if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one-year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an Award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan; and

•
if employment or service is terminated for cause, in the opinion of Westport's legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

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The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of Awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).
PLAN LIMITATIONS
With respect to the current Omnibus Plan, the number of Common Shares that have been authorized for issuance in connection with Awards since the adoption of the Plan is 9,900,000 (15.3% of the issued and outstanding Common Shares). As at May 19, 2016, an aggregate of 6,027,198 Awards were outstanding under the Omnibus Plan (representing 9.4% of the then issued and outstanding Common Shares), leaving 1,735,303 Awards available for future grants (representing 2.7% of the then issued and outstanding Common Shares). In addition to this number, 2,420,000 outstanding PSU Awards were granted on May 28, 2015 but are subject to vesting conditions such that such these Awards would not vest or be exercisable until such time as shareholders had approved an increase in awards available for grant pursuant to the Omnibus Plan in a sufficient amount to allow for such Awards.
For the purposes of calculating the Award limits specified above:

•
Common Shares subject to an Award granted under the Stock Option Plan or Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation;

•
Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of Common Shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award, the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation;

•
all Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;

•	any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport shall not be counted against the above limitation.
Awards are also subject to the following limitations:

•	The aggregate number of Common Shares subject to:

1.	Option or SAR awards granted under the Omnibus Plan; or

2.	issued pursuant to performance awards,

•
during any consecutive thirty-six (36) month period to any one participant under the Omnibus Plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code); and

•	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed US$3,000,000.
For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval and security-based compensation arrangements apply to the Corporation, namely:

•
the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively;

•
the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates, if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and

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•
the number of Common Shares issued to non-employee directors under the Omnibus Plan shall not exceed 250,000 and the annual equity Award value of Common Shares granted to non-employee directors shall not exceed $1,000,000 per non-employee director in the aggregate over the life of the Omnibus Plan.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport's subsidiaries or a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.
LIMITATIONS ON REPRICINGS OR EXTENSION OF TERM OF INSIDER AWARDS; TRANSFERABILITY
The exercise price for Options issued to insiders (please refer to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.
If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.
Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of incentive Options may be made unless permitted by Section 422 of the Internal Revenue Code.
ELIGIBILITY
All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.
AMENDMENTS & TERMINATION
The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:

•
any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the Common Shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Award's, value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Award's, value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;

•	any amendment extending the term of an Award beyond its original expiry date, except as otherwise permitted by the Omnibus Plan;

•
any amendment extending eligibility to participate in the Omnibus Plan to persons other than executive officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with Awards granted under the Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any Option exchange involving Awards; and

•	any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.
Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the

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SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS » EQUITY COMPENSATION PLANS » WESTPORT OMNIBUS PLAN

Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature, including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•
amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Omnibus Plan, including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Omnibus Plan or any Award;

•
any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•
any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider, in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•
the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of Common Shares under the Omnibus Plan, and the subsequent amendment of any such provision;

•
the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport;

•	amendments necessary to suspend or terminate the Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.
PERFORMANCE VESTING CONDITIONS FOR AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION PURSUANT TO SECTION 162(M) OF THE INTERNAL REVENUE CODE
Awards granted under the Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.
A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.
Unless an adjustment would affect the status of an Award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occur during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-

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recurring items as described in applicable accounting literature or Westport's management's discussion and analysis of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period.
TERM
The Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.
Stock Option Plan
With the adoption of the Omnibus Plan on July 15, 2010, Westport no longer grants any Options under the Stock Option Plan but Options outstanding under the Stock Option Plan remain outstanding and unaffected. This discussion is provided for historical reference. Any Options originally granted under the Stock Option Plan that are cancelled, terminated or expire will not be available for re-grant under the Stock Option Plan but will not count against the plan limits described above under the Omnibus Plan.
As at December 31, 2015, an aggregate of 8,570 Options were outstanding under the Stock Option Plan, representing approximately 0.01% of the issued and outstanding Common Shares. The current terms of the Stock Option Plan provide for a rolling maximum percentage of 5.0% of outstanding Common Shares. As at May 19, 2016, an aggregate of 8,570 Options were outstanding under the Stock Option Plan, representing approximately 0.01% of the then issued and outstanding Common Shares.
The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees and providers of services to Westport or Westport's subsidiaries. The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (Ontario)) within a one-year period cannot exceed 5% of the outstanding Common Shares. Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares. Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant. The period during which an Option may be exercised shall be determined by the Board of Directors at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such Option is granted, provided that no Option granted prior to July 16, 2009 shall be exercisable for a period exceeding eight years from the date the Option is granted and no Option granted after July 16, 2009 shall be exercisable for a period exceeding five years.
The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set Option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or service provider of Westport or its subsidiaries, as the case may be (provided that such Option holder has ceased to be a director, officer, employee or provider of services for a reason other than cause, death, permanent disability or normal retirement). In the event of the death or permanent disability of a holder, any Option previously granted to him or her shall be exercisable until the end of the Option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such Option holder, whichever is earlier. In the event an optionholder ceases to be a director, officer, employee or service provider for cause, any Option previously granted to him or her shall immediately expire and terminate. If an Option expires during a blackout period imposed by Westport, the expiry date of the Option is extended for ten business days after the end of the last day of the blackout period. Also, if the Option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Option expires four business days after the end of the blackout period, the expiry date for that Option is extended by an additional six business days. In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs. Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the Option in the event of the death of the optionee. The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals.

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SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS » EQUITY COMPENSATION PLANS » STOCK OPTION PLAN

Shareholder approval is not required for amendments to the Stock Option Plan, except for any amendment or modification that:

•	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

•
reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

•
extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport's Disclosure Policy);

•	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors and employees of Westport (or any affiliate) and its consultants (or any affiliates);

•	extends the total value of Common Shares which may be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;

•	permits Options to be transferred other than for normal estate settlement purposes or to an RRSP or similar plan;

•	permits awards other than Options to be made under the Stock Option Plan; or

•	amends the amendment provisions contained in the Stock Option Plan.
With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval. The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person's employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.

Share Unit Plans
With the adoption of the Omnibus Plan on July 15, 2010, Westport no longer grants any Units under the Share Unit Plan but Units outstanding under the Share Unit Plan remain outstanding and unaffected. This discussion is provided for historical reference. No further equity compensation grants are expected under the Share Unit Plan and all future equity compensation grants are expected to be issued under the Omnibus Plan, as described above.
As at December 31, 2015, an aggregate of 122,866 Units were outstanding under the Share Unit Plan, representing 190.84% of the then issued and outstanding Common Shares. As at May 19, 2016, an aggregate of 109,057 Units were outstanding under the Share Unit Plan, representing 0.17% of the then issued and outstanding Common Shares.
A Unit granted pursuant to the Share Unit Plan entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share. The fixed maximum number of Common Shares reserved for issuance under the Share Unit Plan is 2,142,856.
The current terms of the Share Unit Plan provide that:

a.	units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments;

b.	units may not be granted for selected consulting or contract services; and

c.
the number of Common Shares reserved for issuance to insiders under the Share Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Share Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period.

The Board of Directors has the discretion to select the participants to participate in the Share Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines. The Share Unit Plan also stipulates that:

a.
the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Share Unit Plan or any other Westport share compensation arrangement, within a one year period,

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shall not exceed 5% of the outstanding Common Shares; and

b.
the number of Common Shares that may be issued under the Share Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate.

The Board of Directors may generally amend or revise the terms of the Share Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan. The Board, without the approval of Shareholders, may amend the terms of the Share Unit Plan to make amendments of a clerical or housekeeping nature, provide for termination or suspension of the Share Unit Plan, to respond to changes in legislation, provide for adjustments to outstanding Units in the event of certain transactions, amend the manner of exercise of Units and adjustments to reflect stock splits, stock dividends or other alterations of capital of Westport, amongst other things. Notwithstanding the foregoing, Shareholder approval will be required in respect of any amendment that:

a.	increases the number of Common Shares reserved for issuance under the Share Unit Plan;

b.	extends the term of a Unit beyond the maximum expiry date set out in the Share Unit Plan;

c.	extends eligibility to participate in the Share Unit Plan to persons other than officers, directors or employees of Westport;

d.	extends the total value of Units which may be granted to non-executive directors under the Share Unit Plan;

e.	permits transfers of Units other than for normal estate settlement purposes or to a tax deferred plan;

f.	permits awards other than Units under the Share Unit Plan; or

g.	amends the amendment provisions of the Share Unit Plan.
The Units under the Share Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date. If a Unit expires during a blackout period imposed by Westport, the expiry date of the Unit is extended for ten business days after the end of the last day of the blackout period. Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days. Units or any rights or interest of a holder under the Share Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution. Units or any rights or interest of a holder under the Share Unit Plan may also be assigned to the extent permitted by law or the rules of any applicable stock exchange or regulatory authority.

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SECTION 5: ADDITIONAL INFORMATION

SECTION 5: ADDITIONAL INFORMATION
Except as otherwise specified herein, the information set forth in this Circular is provided as of May 19, 2016.
Additional information relating to Westport is available through the internet at www.westport.com and on SEDAR at www.sedar.com. The information relating to Westport at www.westport.com should not be considered incorporated herein by reference. Financial information of Westport is provided in the comparative financial statements and MD&A of Westport for the most recently completed financial year. Copies of the financial statements and MD&A of Westport may be obtained from the Vice President, Investor Relations, of Westport at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 19th day of May, 2016.

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SECTION 6: SCHEDULES & ATTACHMENTS

SECTION 6: SCHEDULES & ATTACHMENTS
SCHEDULE "A" BOARD OF DIRECTORS' CHARTER
Purpose of the Charter
This Charter has been adopted by the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”) to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and Westport’s By-Laws and Articles, collectively comprise Westport's overall corporate governance framework.
Definitions
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other appointed officers, executive level vice presidents, and key vice presidents of Westport.
"Independent Auditor" means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for Westport.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with Westport or any of its subsidiaries (other than his or her relationship as a Director).
Composition of the Board
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of Westport in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.

Directors are elected at the annual meeting of shareholders and serve a one year term.
The Independent Directors will elect the Board Chair annually at the first meeting of the Directors after the annual meeting of shareholders. If the Independent Directors select a Director as Board Chair who is not an Independent Director (which may be for reasons promoting Board effectiveness or to facilitate Board development or transitions) the Independent Directors in such case will also appoint an Independent Director as the Board's Lead Director. If so appointed, the Lead Director shall have the powers, duties and responsibilities set forth in Westport’s position description for the Lead Director, a copy of which is available on Westport’s website.
The Board may manage the responsibilities, obligations, and procedures set out in this Charter either directly or through committees of the Board. As at the date hereof, the Board has formed three major committees and delegated specific responsibilities to each committee. Those committees are: Audit, Human Resources and Compensation ("HRC"), and Nominating and Corporate Governance ("NCG"). Each committee operates under its own Charter (a copy of which is available on Westport’s website), and has a chairperson responsible for leadership and overall operation of their respective committee.
There is an independent position description for the role of Committee Chair (a copy of which is also available on Westport’s website).
The Independent Directors will select two of their number to serve as the Audit Committee Chair and the HR Committee Chair for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.
Nomination & Election of Directors
Recruiting an appropriate group of people to act as Directors of a public company is a challenging task. The NCG Committee, with input from all directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have personal and professional integrity, skills that are relevant to Westport’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to

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devoting the time and effort needed to perform their duties effectively. To that end the NCG Committee will annually review Board composition and requirements, individual Director contributions and potential candidates for election as Westport Directors, and recommend a slate of Directors for election by shareholders.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with Westport’s Majority Voting Policy (a copy of which is available on Westport’s website). Following receipt of a resignation tendered pursuant to Westport's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.
Board Independence & Effectiveness
Westport believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for Westport to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where Westport shares are listed (except for any non-Independent Directors) but also independent in practice.
To that end, the Board has adopted several organizational principles:

•	The Audit Committee Chair, the NCG Committee Chair and the HRC Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.

•
Executive sessions of Independent Directors excluding management will be held at each meeting of the Board. These sessions will be led by the Board Chair (or, if the Board Chair is not an Independent Director, by the Lead Director).

•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the Directors and management. Advisory Board members will always be independent from management. Advisory Board members are independent consultants to the Board and are not Directors.
Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, (or Lead Director if the Board Chair is not an Independent Director), who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:

a.	Revising the Charter of the Board from time to time;

b.	Developing position descriptions for the key positions in the Westport governance system, including that for Lead Director, Committee Chairs, and Corporate Secretary; and

c.	Developing position descriptions for the Board Chair and the Chief Executive Officer, as well as indicators to measure their performance.
Board Leadership
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:

•
He or she will establish an annual calendar with the Board and committee meetings scheduled at least 12 months in advance. Other meetings will be scheduled by the Board Chair with reasonable notice to all Directors.

•	He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each meeting.

•
He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary (unless the Board Chair is not an Independent Director, in which case the Lead Director will preside over meetings of the Independent Directors).

•	He or she will represent Westport in discussions with third parties, including Westport shareholders, business partners, suppliers, regulators and professional advisors of all kinds.

•
He or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance (unless the Board Chair is not an Independent Director,

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in which case the Lead Director will be responsible for such assessment and actions).
If the Board Chair is not an Independent Director, then there shall be an Independent Director serving as Lead Director who will perform the duties and responsibilities set out in the Lead Director’s position description. In such a case certain of the above duties and responsibilities will be performed instead by the Lead Director as indicated in the Lead Director's position description.
Role & Responsibility of the Board
In general terms, the Board is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its Bylaws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value.
Typically, matters before the Board will be decided by a majority vote of the directors present at the meeting, provided that minimum quorum is met.
The Board has responsibility for the following matters:

a.
Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that Westport is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout Westport. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The Board also shall be consulted and provide advice with respect to the appointment by the CEO of other members of Executive Management. The Board is responsible for CEO succession planning, and for providing oversight with respect to the Executive Management team’s succession plan.

b.	Corporate Communications: the Board has specific responsibilities under applicable laws, rules and regulations to review and approve Westport's annual financial statements, the related Management’s

Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.

c.
Risk Assessment and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by Westport and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of Westport's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of such systems and to make any recommendations to the Board.

d.
Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of Westport and for setting its principles and processes in this regard, and has delegated primary responsibility for this to Westport’s NCG Committee.

e.
Strategic Plan: Westport operates in a fast changing industry with new market opportunities arising constantly, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated and revised multi-year Strategic Plan for Westport. Typically, the updated plan will include input from Directors and external advisors, and be reviewed by the Board in October for approval.

f.
Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.

g.
Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long term best interests of Westport shareholders.

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h.
Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long term best interests of Westport shareholders.

i.
Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique Westport culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long term success. The Board has delegated primary responsibility for this issue to the HRC Committee.

j.
Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular to set CEO compensation and make recommendations on other Executive Management compensation programs to the Board.

Duties of Directors
The fundamental responsibility of Directors is to promote the long term best interests of Westport and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.
All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of Westport, in exercising his or her powers and discharging his or her duties, is required by law to:

a.	act honestly and in good faith with a view to the long term best interests of Westport; and

b.	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This document is by no means an exhaustive list of such duties and responsibilities.

Fiduciary duties are those that arise from the trust and confidence invested in them by shareholders of Westport. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all Westport matters. Decisions must be made in good faith and with the long term interests of Westport and its shareholders in mind.
In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of Westport and have a solid understanding of the strategic plan and the financial condition of Westport.
Directors are entitled to rely in good faith on the financial statements of Westport which are represented to them by an officer of Westport or in a written report of the Independent Auditor of Westport as fairly reflecting the financial condition of Westport, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to Westport and its shareholders, each Director should:

a.	prepare for and strive to attend all meetings of the Board, but in any event no less than 80% of such meetings;

b.	be sufficiently informed about the current and proposed activities of Westport;

c.	review the minutes of any meeting not attended as well as any resolutions passed or actions taken;

d.	review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and

e.	be especially attentive to specific aspects of Westport’s activities according to their own experience and occupation.
Conflicts of Interest
A Director who is a party to a material contract or proposed material contract with Westport, or who is a Director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose this interest in writing to the Board Chair (and to the Lead Director, if the Board Chair is not an Independent Director) at or before any meeting of the

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Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.
If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of Westport, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

a.
An arrangement by way of security for money loaned to or obligations undertaken by that Director, or by a body corporate in which that Director has an interest, for the benefit of Westport or an affiliate;

b.	A contract relating primarily to a Director’s remuneration as a Director, officer, employee or agent of Westport or an affiliate;

c.
A contract for indemnity or insurance with respect to a Director or officer of Westport, a former Director or officer of Westport or a person who acts or acted at Westport’s request as a Director or officer of a body corporate of which Westport is or was a shareholder or creditor;

d.	A contract with an affiliate of Westport, provided, however, that Directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.
Any profits or gains realized by a Director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that Director has complied with the obligation to disclose his or her interest and refrained from voting.
Corporate Opportunity
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the

Board, any property or business advantage either belonging to Westport, for which it has been negotiating, or which is otherwise in line with the general business pursuits of Westport.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.
A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to Westport to participate in the transaction.
Duty of Independence
A Director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of Westport, a Director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them subject to compliance with their general fiduciary duties.
Duty of Confidentiality
Directors of Westport have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:

a.	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

b.	The Director was required or authorized by law to disclose the information;

c.	The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or

d.	The information was previously disclosed publicly.
Duty not to Misuse Information or Position
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport. Directors are insiders of Westport and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public.

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Securities Trading & Insider Reporting
Directors are required to comply with Westport's Trading Policy (including the blackout periods instituted under that policy) and all applicable laws, and to report to the appropriate regulatory authorities, and to Westport’s Vice President, Investor Relations, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within five days of the change.
Access to Management
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority. If a Director feels a decision or action taken by management is incorrect, the appropriate channel for discussion and debate is through the Board Chair and the CEO.
An Effective Corporate Secretary
The Corporate Secretary will be appointed by the Board. Typically, this role will be filled by the most senior legal officer of Westport who will, in addition to his or her executive responsibilities, also assume the separate duties described in the position description for the Corporate Secretary. The Corporate Secretary is an essential part of the Board’s governance operations and will be a key source of advice on the duties and requirements expected of Directors and the Board. The Corporate Secretary shall report, in the capacity as Corporate Secretary, to the Board Chair who will evaluate his or her performance in this role.
Retaining of Professional Advisors
The Board Chair, Lead Director (if one is holding office) or any Committee Chair may, in his or her discretion, retain professional advisors to provide services to the Board or a committee, at the expense of Westport, for the purpose of advising the Board or a committee in the execution of its responsibilities and duties.

Financial Statements
The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the Independent Auditors’ report thereon, for the preceding year to the shareholders at the annual general meeting of the shareholders of Westport.
The Audit Committee has primary responsibility with respect to the review of Westport’s quarterly and annual financial statements, including the responsibility for ensuring that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of Westport.
A Director is required to forthwith notify both the Audit Committee and Westport’s Independent Auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport. The Board has a duty to cause the preparation and issuance of corrected financial statements on being informed of any material error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.
On demand from Westport’s Independent Auditors, each present and former Director of Westport has a duty to furnish to Westport’s Independent Auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport’s Independent Auditors consider necessary to enable them to report on the annual financial statements.
Shareholder Meetings
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.
Director Compensation
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport Director. In establishing such

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compensation the HRC Committee will consider the following objectives:

•	Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures;

•
Director compensation should align the interests of non-Executive Directors with those of Westport shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors;

•	Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees; and

•	If the Board Chair is not an Independent Director and as such there is a Lead Director, then compensation should also recognize the significant workload and responsibility of the Lead Director.
Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by Westport will not receive additional compensation for serving on the Board in any capacity.
Westport will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on Westport business, pursuant to Westport's Expense Reimbursement Policy.
Directors’ Shareholdings
In an effort to better align the interests of the Director with the common shareholders of Westport, each non-employee Director is required to hold a minimum of the number of Westport shares or equity compensation grants exercisable for a number of shares that would be equivalent to three times their cash annual retainer as of the date the Director was initially elected to the Board. New directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below three times the annual retainer.
Loans & Other Financial Transactions with Directors & Executive Management
Westport shall be prohibited from making any loans to any of its Directors or officers. For clarity, this prohibition is not meant to cover incidental instances where a Director or officer may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
Westport has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in Westport derivatives including hedging and monetization schemes involving Westport shares. Directors shall comply at all times with Westport's Anti-Hedging Policy.
Other Board Memberships
Unless approved by the Board Chair:

•	the CEO and his or her direct reports are prohibited from accepting directorships of another public company;

•	Directors will not sit on the Boards of more than four public companies;

•	three or more Westport Directors are prohibited from sitting on another public company’s board of directors together; and
The CEO and Board Chair will also not accept a position on the board of a company whose CEO is a Westport Director.
Annual Review of Charter
The NCG Committee shall annually review this Charter to ensure it is up to date, sufficient for assisting the Board in the exercise of its responsibilities, and consistent with the latest and best corporate governance practices.

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